Exhibit 99.1

STRATEGY UPDATE Nasdaq: PRQR Date: April 13, 2022

ProQR Therapeutics - Strategy Update 2 Agenda Intro Sarah Kiely Vice President Investor Relations and Corporate Communications Presentation Daniel A. de Boer Founder & CEO Q&A Daniel A. de Boer Founder & CEO Smital Shah Chief Business and Financial Officer Aniz Girach, MD Chief Medical Officer Gerard Platenburg Chief Innovation Officer

ProQR Therapeutics - Strategy Update Forward looking statements This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including but not limited to, statements regarding our updated strategic plans and intended benefits thereof, future operations, future preclinical and clinical trial plans and related timing of trials and results, regulatory pathway and design of preclinical and clinical trials (including sepofarsen and ultevursen), our planned interactions with regulatory authorities relating to our programs, statements about our research and development, the potential of our technologies and platforms, including Axiomer®, our current and planned partnerships with collaborators and the intended benefits thereof, statements about our intellectual property rights, future financial position and cash runway, future revenues, projected costs, prospects, therapeutic potential of our product candidates, plans and objectives of management, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for later data to alter initial and preliminary results of early-stage clinical trials, including as a result of differences in trial designs and protocols across different trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the outcomes of our planned interactions with regulatory authorities; feedback and interactions with regulatory authorities with respect to the design of our planned preclinical and clinical activities; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward- looking statements, even if new information becomes available in the future, except as required by law. 3

Two strategic pillars underpin our approach Operating at the intersection of RNA therapy and genetic eye diseases ProQR Therapeutics - Strategy Update Axiomer® RNA editing technology 4 Very few have a treatment Genetic eye diseases A-to-I editing

Overview • Illuminate missed primary endpoint • No critical trial conduct issues identified • Post-hoc Illuminate analysis completed • Sepofarsen demonstrates efficacy signal consistent with earlier trials when comparing the active treatment and sham eyes to their corresponding contralateral eyes (CE) • CE preferred as a control with European Medicines Agency (EMA) • EMA prospectively suggested given rare disease with heterogenous population vs. sham control • Next steps • Engage with regulators to discuss Illuminate data in this context, along with ultevursen regulatory plan • Provide additional update Q3 or early Q4, depending on the timing of the regulatory meetings • Portfolio prioritization and restructuring initiatives • Ultevursen – scale back to single Phase 2/3 Sirius trial with potential interim/futility analysis in 2023 • Suspend further investment in QR-1123, QR-504a, and IRD research • Reduce workforce by approximately 30%, expected to be effective in Q2 • Accelerate Axiomer® RNA base-editing technology • Discovered in 2014 • Leading industry IP portfolio with 11 patent families • Lilly partnership • Strong cash position with runway into 2025 ProQR Therapeutics - Strategy Update 5

RNA therapy for Leber congenital amaurosis 10 Sepofarsen ProQR Therapeutics - Strategy Update 6

ProQR Therapeutics - Strategy Update CEP290-mediated LCA10 CEP290-mediated LCA10 is an ultra orphan disease Disease biology well-understood for genetic approaches One of the most aggressive forms of inherited retinal blindness Preclinical and early clinical data demonstrates potential for sepofarsen to impact quality- of-life for patients Patients lose most of their vision in the first decade There are no approved drugs for LCA10 7

Illuminate trial operational review • All operational elements of Illuminate were reviewed • Included review of site-to-site variations, patient inclusion criteria, CMC aspects, clinical data analysis, among others • Removal of 1 patient in the post-hoc analyses (patient was at light perception at baseline) in the treatment group, resulting in n=23 for treatment groups and n=12 for sham • No critical issues identified ProQR Therapeutics - Strategy Update 8

ProQR Therapeutics - Strategy Update Primary analysis Primary analysis of treated group vs parallel sham group showed no effect 9 -0,16 -0,11 -0,25 -0,20 -0,15 -0,10 -0,05 0,00 0,05 0,10 Pooled sepofarsen n=23 Sham n=12 Change in BCVA (logMAR) BCVA - CFB at Month 12 ANCOVA Direction of improvement -0,44 -0,59 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=21 Sham n=11 Change in FST (log cd/m 2 ) -0,44 -0,70 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=23 Sham n=12 Change in FST (log cd/m 2 ) -0,20 -0,48 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=22 Sham - n=12 Change in FST (log cd/m 2 ) Blue ANCOVA Red ANCOVA White ANCOVA FST - CFB at Month 12

ProQR Therapeutics - Strategy Update Sepofarsen treated patients self-report an improvement in vision on 2 separate PROs Single question PGI-C • 14/23 (61%) patients on sepofarsen self reported an improvement in their vision • 3/12 (25%) of patients in sham reported an improvement in vision VFQ-25 composite score • Vision subscales indicated a more pronounced benefit in sepofarsen PGI-C and VFQ-25 were pre specified analyses Investigator feedback “Sepofarsen works, no question.” “Patient is now able to see daughter’s face in bright light conditions.” “Patient begged to have second eye treated.” 0 10 20 30 40 50 60 70 80 90 100 Sepofarsen pooled sham PGI-C - % of subjects self-reporting an improvement CFB at Month 12 0 0,5 1 1,5 2 2,5 3 3,5 4 Sepofarsen pooled sham VFQ-25 – composite score CFB at Month 12 10 61% 25% 3.0 0.7

Is sham the right control for small sample size trials? ProQR Therapeutics - Strategy Update 11 • Significant visit-to-visit variability makes sham very noisy as a control in small sample size trials • Variability observed in sham eyes moves in parallel with each other in both eyes • Using the difference between the treated eye (TE) and contralateral eye (CE) in the same patient corrects for this variability including • Day-to-day measurement variations intra-patient • Inter-patient phenotypic or baseline differences • Due to above considerations EMA preferred CE as control for Illuminate • Illuminate protocol was harmonized globally for US FDA requirement of using sham -0,30 -0,10 0,10 Baseline 1 3 6 9 12 Change in BCVA (logMAR) -0,30 -0,10 0,10 Baseline 1 3 6 9 12 Change in BCVA ( logMAR ) Sham example: Eyes behave the same Sepofarsen example: Eyes behave different Treated eye Contralateral eye Treated eye Contralateral eye Time in months Time in months

ProQR Therapeutics - Strategy Update 12 Comparing to contralateral eye corrects for variability The “treated eye (TE) minus untreated eye (CE) analysis” BCVA – CFB at Month 12 -0,11 -0,07 -0,03 -0,25 -0,20 -0,15 -0,10 -0,05 0,00 0,05 0,10 Sham TE Sham CE Sham TE-CE Change in BCVA (logMAR) Delta treated eye minus untreated eye Change from baseline Sham n=12 ANCOVA – post-hoc analysis -0,16 -0,05 -0,12 -0,25 -0,20 -0,15 -0,10 -0,05 0,00 0,05 0,10 Sepofarsen Pooled TE Sepofarsen Pooled CE Sepofarsen Pooled TE-CE Change in BCVA (logMAR) Delta treated eye minus untreated eye Change from baseline Sepofarsen Pooled n=23 ANCOVA – post-hoc analysis

ProQR Therapeutics - Strategy Update BCVA at Month 12 post-hoc analysis No change in sham when TE is compared to sham CE 13 -0,16 -0,11 -0,25 -0,20 -0,15 -0,10 -0,05 0,00 0,05 0,10 Pooled sepofarsen n=23 Sham n=12 Change in BCVA (logMAR) Direction of improvement Sepofarsen vs sham BCVA - CFB at Month 12 ANCOVA -0,12 -0,03 -0,25 -0,20 -0,15 -0,10 -0,05 0,00 0,05 0,10 Pooled sepofarsen n=23 Sham n=12 Change in BCVA ( logMAR ) Direction of improvement BCVA (TE-CE) – CFB at Month 12 ANCOVA – post-hoc analysis Sepofarsen TE minus CE vs sham TE minus CE

-0,20 -0,48 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=22 Sham - n=12 Change in FST (log cd/m 2 ) -0,44 -0,70 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=23 Sham n=12 Change in FST (log cd/m 2 ) FST - Comparing sham and contralateral eye as control ProQR Therapeutics - Strategy Update Sepofarsen TE - CE v s sham TE - CE post - hoc analysis Sepofarsen vs sham -0,35 -0,14 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=20 Sham n=11 Change in FST (log cd/m 2 ) -0,44 -0,16 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=23 Sham n=12 Change in FST (log cd/m 2 ) -0,24 -0,02 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=22 Sham - n=12 Change in FST (log cd/m 2 ) -0,44 -0,59 -1,20 -1,00 -0,80 -0,60 -0,40 -0,20 0,00 0,20 Pooled sepofarsen n=21 Sham n=11 Change in FST (log cd/m 2 ) FST Blue ANCOVA – Efficacy set FST Red ANCOVA – Efficacy set FST White ANCOVA – Efficacy set Change from baseline at Month 12 14

Meta analysis - Combining Ph1/2 and Ph2/3 data BCVA TE-CE shows consistent and significant benefit compared to sham TE-CE ProQR Therapeutics - Strategy Update 15 -0,40 -0,30 -0,20 -0,10 0,00 0,10 0,20 Baseline 1 3 6 9 12 Change in BCVA (logMAR) Time in Months Pooled sepofarsen n=29 Sham n=12 Sepofarsen TE minus CE vs sham TE minus CE BCVA (TE-CE) - 110-003 & 110-001 All patients MMRM – Post-hoc analysis

Sepofarsen next steps • Illuminate results to be discussed with EMA and FDA in Q3 • Evaluate next steps for program after regulatory feedback • Any further investment post Q3 (standalone or with a partner) subject to clear guidance from regulators • Continuing the Illuminate and Brighten trials as recommended by the DSMC • Tolerability was observed to be similar to previous trials ProQR Therapeutics - Strategy Update 16

Learnings for IRD pipeline Scientific rationale for IRD platform remains sound • Evidence of benefit in post-hoc analysis of Illuminate is consistent with preclinical and early clinical data • Dose levels predicted by preclinical data appear to demonstrate clinical activity • Safety profile manageable across pipeline programs Development path learnings • Control differences exist (sham vs CE) • Inter-patient variability limits ability to show mean level changes across different groups • Analysis of sham group from both trials shows no consistent response when comparing TE to CE • CE preferred by EMA regulators for both programs • Discussions with EMA to be conducted in Q3, followed by US FDA ProQR Therapeutics - Strategy Update 17

RNA therapy for retinitis pigmentosa and Usher syndrome Ultevursen ProQR Therapeutics - Strategy Update 18

Ultevursen (QR-421a) for USH2A-mediated RP

Designed to treat genetic vision loss in Usher syndrome & retinitis pigmentosa

RNA therapy for Usher & nsRP

Develop hearing and vision loss in childhood and are completely blind by mid adulthood

***USH2A* exon 13** mutations affect **~16,000** patients in Western world. Approximately 15-25% has exon 13 mutations on both alleles

Partnership

Awarded $7.5M financial support from FFB to conduct trial

Unmet need

Potential first-in-class RNA therapy targeting ***USH2A* exon 13** mutations

- Strong preclinical proof of concept in patient-derived retinal model
- Orphan drug designation & Rare pediatric disease designation
- Fast track designation
- *Stellar* Ph 1/2 trial showed signs of efficacy (BCVA/Static Perimetry/OCT), and manageable tolerability


QR-421a
ProQR
QR-421a

ProQR Therapeutics - Strategy Update 19

Ultevursen Phase 1/2 Stellar trial results Concordant benefit in multiple endpoints ProQR Therapeutics - Strategy Update Ultevursen treated eye Contralateral eye BL 4 12 24 36 48 -2 0 2 4 6 8 10 12 14 BL 1 4 8 12 16 24 36 48 -10 -8 -6 -4 -2 0 2 4 6 Weeks Weeks Change in BCVA (ETDRS letters) # of loci with 7dB more Single dose Single dose Mean Change from Baseline in BCVA Advanced Population BL 12 24 48 -30 -25 -20 -15 -10 -5 0 5 10 15 20 EZ area (%) Weeks Single dose Ellipsoid zone area: % mean change from baseline All ultevursen treated subjects Mean Number of retinal loci with ≥7dB improvement in static perimetry Early-moderate population Phase 2/3 Celeste trial • Early to moderate population • Primary endpoint static perimetry Phase 2/3 Sirius trial • Advanced population • Primary endpoint BCVA 20 Expected half-life of ultevursen

BCVA stabilization driven by advanced population Mean change from baseline in BCVA after single injection ProQR Therapeutics - Strategy Update • BCVA response is driven by advanced disease population • Stabilization of vision in treated eye after single dose • Mean 9.3 letter benefit at week 48 • Mean 13 letter benefit at week 72 • Sustained effect is consistent with long half-life of QR-421a • Week 72 is Primary Endpoint timepoint in Sirius (Ph 2/3) Study Mean 9.3 letter benefit at week 48 Advanced population (n=6) Mean 13 letter benefit at week 72 Advanced population (n=6) Contralateral eyes Ultevursen treated eyes -12 -10 -8 -6 -4 -2 0 2 4 6 13 letter benefit BL (n=6) 1 (6) 4 (6) 8 (6) 12 (6) 16 (4) 24 (5) 36 (5) 48 (4) 72 (3) Single dose Change in BCVA (ETDRS letters) -12 -10 -8 -6 -4 -2 0 2 4 6 9.3 letter benefit Single dose Change in BCVA (ETDRS letters) BL (n=6) 1 (6) 4 (6) 8 (6) 12 (6) 16 (4) 24 (4) 36 (5) 48 (4) Weeks Weeks Direction of decline Direction of decline 21

Ultevursen summary and next steps • Ultevursen data continue to be robust; however clinical development can be optimized based on sepofarsen learnings • Single dose resulted in benefit for up to 72 weeks • Dose predicted preclinically observed to be active • Concordant response across multiple endpoints • Ultevursen trials to be revised to mitigate development risk • Wind down Celeste trial to reduce investment • Revise Sirius trial to incorporate change in control from sham to CE • Discuss and seek alignment with regulators ahead of significant further investment (regulatory interaction planned in Q3) • Build in potential interim/futility analysis to mitigate investment risk with earlier data read out • Objective to have primary readout well within cash runway ProQR Therapeutics - Strategy Update 22

Company Strategy Update ProQR Therapeutics - Strategy Update 23

ProQR Therapeutics - Strategy Update Portfolio prioritization and restructuring initiatives Suspend further investment QR-1123 for P23H adRP QR-504a for FECD3 IRD research 24 Sepofarsen for CEP290 mediated LCA10 Workforce Reduce workforce by 30%, expected to be effective in Q2 Axiomer® Prioritize and accelerate Axiomer® RNA editing platform technology, including the partnership with Lilly Ultevursen for USH2A mediated RP Scale back to a single Phase 2/3 Sirius trial with potential interim/futility analysis in 2023 Discuss Illuminate post-hoc analyses with regulators in Q3

RNA base-editing platform technology Axiomer® ProQR Therapeutics - Strategy Update 25

ProQR Therapeutics - Strategy Update Axiomer® RNA base-editing platform technology Axiomer® A-to-I editing • Exploiting endogenous ADAR • Recruited by synthetic Editing Oligonucleotide (EON) • I is translated as a G, allowing to target G-to-A mutations • Specific, potent, and stable by design • >20,000 G-to-A mutations described in literature • Approximately 60% editing efficiency achieved in cells and over 20% in retinal organoids Strong IP protection • 11 patent families, 1 pending • Foundational patents owned or exclusively licensed by ProQR • Unrivaled know how on EON/psEON design and high-throughput assays • Key collaborations with academic experts 26

Repairing G-to-A Mutations

Axiomer® has the potential to target broad range of diseases



Repairing G-to-A mutations

- More than 20,000 G-to-A mutations described in literature

>20,000 G>A mutations

Ophthalmology
>1,100 targets

- Leber Congenital Amaurosis 4
- Usher syndrome
- Fuchs Endothelial Corneal Dystrophy
- Retinitis Pigmentosa type 3
- Stargardt Disease
- Primary Congenital Glaucoma

Skin

- Albinism
- Dystrophic Epidermolysis Bullosa
- Junctional Epidermolysis Bullosa
- Darier disease
- Epidermolysis Simplex

CNS

- Parkinson's Disease VIII
- Spinocerebellar Ataxia VII
- Alzheimer's Disease
- Huntington's Disease
- Pain disorders

Lung

- Cystic Fibrosis
- Primary ciliary dyskinesia
- Surfactant Metabolism Dysfunction
- ABCA3 deficiency
- Familial Pulmonary Fibrosis

Kidney

- Polycystic kidney disease

Oncology

- KRAS driven tumors
- P53 driven tumors

Blood / Cardiovascular system

- Beta thalassemia
- Alpha thalassemia
- Progeria

Liver

- Alpha-1 Antitrypsin Deficiency
- Hurler Syndrome
- Factor V Deficiency
- Transthyretin-related hereditary amyloidosis
- Wilson disease
- Hereditary Hemochromatosis
- Ornithine Transcarbamylase deficiency
- Hemophilia B
- Pompe Disease

And many more…

ProQR Therapeutics - Strategy Update 27

Axiomer® - beyond mutation repair

Site-specific protein engineering & Post-translational modifications



Alter phosphorylation sites

Targeting of **phosphorylation** sites (activity switches) to regulate protein activity



Alter glycosylation sites

- Targeting of **glycosylation** sites changes localization, folding and protein function
- Prevent immune escape of **glycosylated** tumor antigens



Alter ubiquitination sites

Changing a **ubiquitination** site slows down protein degradation (to treat haplo-insufficiencies)

Potential to edit more than 400 different types of PTMs

- Proteolytic cleavage
- Autocleavage
- Acetylation
- SUMOylation

ProQR Therapeutics - Strategy Update 28

Up to 5 targets in liver and nervous system are licensed exclusively to Lilly ProQR will maintain all global exclusive rights to the >1,100 genetic eye disease targets of Axiomer® • ProQR will develop selected targets in ophthalmology • The initial batch of genetic eye disease targets that ProQR will advance into the pipeline will be announced in the next 12 months ProQR Therapeutics - Strategy Update Axiomer® partnering strategy Remainder of the targets remain unencumbered with strong potential for further value creation through additional partnerships Axiomer® 29

Axiomer® therapeutic applications IRD, liver, CNS and beyond ProQR Therapeutics - Strategy Update 30

Substantial A-to-I editing in multiple models Potential to go after retina, liver and CNS targets ProQR Therapeutics - Strategy Update Editing of ACTB in WT human retinal organoids Editing of CEP290 in LCA human retinal organoids Retina • Over 40% editing in patient derived retinal organoids and over 20% editing observed for CEP290 Liver • Up to 50% editing achieved in liver cell model • Alpha-1 antitrypsin deficiency (A1AD) affects the liver and lung CNS • Approximately 60% editing achieved in CNS cell model (data not shown) 31 NT CEP290-1 CEP290-3 CEP290-6 CEP290-9 0 10 20 30 Editing % (ddPCR) Editing of SERPINA1 E366K in human A1AD hepatocytes NT Mock Scr A1AD-52 A1AD-54 0 20 40 60 Editing % (ddPCR) Scr ACTB-6 ACTB-3 0 10 20 30 40 50 Editing % (ddPCR)

Axiomer® patent protection beyond 2040 Docket Priority Feature Status 0004 17 Dec 2014 Targeted RNA Editing using endogenous ADARs Granted EP US JP RU ZA 0013 22 Jun 2016 ‘Single stranded’ EONs Granted US on 27APR21 0014 01 Sep 2016 Chemically modified EONs Granted EP US 0016 19 Jan 2017 EONs + protecting SONs Published 0020 14 Feb 2018 EONs with ribose (e.g. 2’-MOE) modifications Published 0023 18 May 2018 • EONs with phosphorothioate linkages, • EONs with chiral linkages (e.g. PS, PN) Published 0026 11 Feb 2019 • EONs with UNA modifications • EONs with phosphonacetate linkages Published 0029 03 Apr 2019 EONs with methylphosponate linkages Published 0031 24 Apr 2019 Targeted editing inhibition Published 0032 13 Jun 2019 EONs with base modifications for increased catalytic activity Published 0039 23 Jul 2020 Undisclosed Unpublished ProQR Therapeutics - Strategy Update 32

Next steps Axiomer® platform In house strategy • Expand investments in Axiomer® platform and pipeline development and target selection activities • Expect to present further non-clinical data updates throughout 2022 • Planning to announce internal development targets in H2 2022 • Develop in vivo PoC in multiple programs with initial focus on Liver, CNS and ophthalmology • First IND expected in 18-24 months • Development of additional Therapeutic Areas in parallel Partnership strategy • Continue to execute on the partnership with Lilly • Potential for additional partnerships, building on industry leading IP estate and strong development capabilities ProQR Therapeutics - Strategy Update 33

Summary ProQR Therapeutics - Strategy Update 34

ProQR Therapeutics - Strategy Update 35 Strategic priorities and milestones Strategic priorities • Genetic eye disease Explore regulatory path for ophthalmology based on comparing active treatment and sham eyes versus their corresponding contralateral eye with EMA and FDA; subject to regulatory feedback develop select IRD programs • RNA editing technology Accelerate development of the Axiomer® platform, including initial focus on liver, CNS, and ophthalmology Milestones IRD pipeline - sepofarsen and ultevursen • Meet with EMA and FDA to discuss Illuminate results Q3 • Provide regulatory update Q3 or early Q4, depending on timing of regulatory meetings • Ultevursen Helia extension trial update by year end 2022 • Ultevursen Sirius Phase 2/3 potential interim/futility analysis in 2023 Axiomer® RNA editing platform technology • Partnership with Lilly announced (September 2021) – up to 5 targets in liver and nervous system, $50 million • Announce internal targets and provide further pipeline guidance in H2 2022 Cash position/runway • YE 2021: €187.5 million • Runway into 2025

IT’S IN OUR RNA